UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period June 2002 File No. 0-31166

CORNER BAY SILVER INC.
(Name of Registrant)

55 University Ave., Suite 910, Toronto, Ontario, CANADA M5J 2H7
(Address of principal executive offices)

1. Press Release dated June 19, 2002
2. Press Release dated June 20, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

CORNER BAY SILVER, INC.
(Registrant)

June 21, 2002
Date

By: ______________________
Edward J. Badida, Chief Financial Officer

June 19, 2002

PAN AMERICAN AND CORNER BAY AGREE TO REVISED MERGER TERMS

Vancouver, British Columbia ...... Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) and Corner Bay Silver Inc. (TSE: BAY) announce that the terms for their proposed merger (announced May 21st) have been modified. Under the new terms, each Corner Bay share will be exchanged for 0.385 common shares of Pan American plus 0.1925 of a Pan American warrant. Each whole warrant will allow the holder to purchase a common share of Pan American for a price of C$12 for five years. The warrants will, subject to regulatory approval, be listed on the Toronto Stock Exchange. Under the new plan of arrangement, no provision is made for the creation and distribution of shares in a new exploration company. Since Corner Bay currently has 20.8 million shares on a fully diluted basis, Pan American is expected to issue approximately 8 million common shares and approximately 4 million share purchase warrants to complete the transaction. Completion of the merger is subject to satisfactory fairness opinions and the signing of a definitive agreement, expected by late June, and to regulatory and shareholder approvals, anticipated in early September.

- End -

For further information, please contact:

Ross J. Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175
Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240

CORNER BAY SILVER

INC.

News Release No. 2002-06

CORNER BAY SILVER ACQUIRES CANYON RESOURCES' BRIGGS MINE CRUSHING PLANT FOR ALAMO DORADO SILVER PROPERTY

June 20, 2002-Toronto, Ontario, Canada: Peter Mordaunt, Chairman and President of Corner Bay Silver Inc. (" Corner Bay") is pleased to announce that Corner Bay has entered into an agreement with Canyon Resources Corporation ("Canyon") to purchase the Briggs Mine Crushing Plant.

AMEC Mining and Metals ("AMEC"), the engineering firm responsible for the Feasibility Study of the Alamo Dorado Silver/Gold Project, has undertaken several "trade off studies" on behalf of Corner Bay. The purpose of these studies is to determine the availability and suitability of quality equipment that could be utilized at Alamo Dorado. The presence of abundant, used equipment in the marketplace provides the Company with alternatives to purchasing new equipment at full price and sometimes with long construction and delivery schedules.

AMEC subsidiary, Terra Nova Technologies, Inc. ("TNT") has been responsible for the design, engineering and costing of the crushing, conveying and stacking systems for the Alamo Dorado Feasibility Study. TNT representatives have visited, reviewed and evaluated the Briggs Plant and have consulted with the Company on the purchase price.

Under the terms of the Agreement, Corner Bay has paid to Canyon US $250,000 and 850,000 common shares of the Company.

Corner Bay intends on moving the plant to the Alamo Dorado site in Mexico after maintenance is performed to bring the crushing system to good, sound operating condition. The purchase of this plant and sundry items included in the transaction will reduce the capital requirements for the project. This alternative to new equipment "trade off" is one of several areas that the Company has reviewed with its consultants to optimize the Alamo Dorado Project.

Trading Symbol TSE – BAY
For additional information on Corner Bay Silver Inc.:
Contact the Toronto, Ontario Office: Tel (416) 368-6240 Fax (416) 368-7141
Website: www.cornerbay.com E-mail: CornerBaySilver@on.aibn.com
Or the Tucson, Arizona Office: Tel (520) 297-5516 Fax (520) 297-5511